Form 40-F
period 2012-12-31
Sprott Physical Silver Trust
filed 2013-03-28
CIK 1494728

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

  [        ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

  OR

  [✓] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission file number 001-34928

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
901 K Street, NW Suite 800
Washington, DC 20001
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

127,367,197

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

 ANNUAL INFORMATION FORM

The Annual Information Form of the Registrant for the fiscal year ended December 31, 2012 is filed as Exhibit 99.5 to this annual report on Form 40-F, and is incorporated herein by reference.

AUDITED FINANCIAL STATEMENTS

The Audited Financial Statements of the Registrant for the fiscal year ended December 31, 2012 are filed as Exhibit 99.6 to this annual report on Form 40-F, and are incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis for the fiscal year ended December 31, 2012 is filed as Exhibit 99.7 to this annual report on Form 40-F, and is incorporated herein by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP have been the auditors of the Registrant since its inception. The following table presents fees for professional services rendered by Ernst & Young LLP to the Registrant for the audit of the Registrant's financial statements for years ended December 31, 2012 and 2011, and fees billed for other services rendered by Ernst & Young LLP, during periods from January 1, 2012 to December 31, 2012, and from January 1, 2011 to December 31, 2011.

	Year Ended December 31, 2012	Year Ended December 31, 2011
Audit Fees(1)	$78,000	$106,750
Audit-related Fees(2)	0	0
Tax Fees(3)	1,500	1,500
All Other Fees(4)	82,970	20,000

Total	$162,470	$128,250

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

 FORWARD-LOOKING STATEMENTS

A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to disclosure under the heading "Cautionary Statement Regarding Forward-Looking Statements" in the Annual Information Form of the Registrant for the year ended December 31, 2012, dated March 27, 2013, incorporated herein and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

Consent to Service of Process

We have previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

 SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL SILVER TRUST
	By:	Sprott Asset Management L.P., by its general partner Sprott Asset Management LP Inc., as manager of Sprott Physical Silver Trust
Date: March 28, 2013	By:	/s/ ERIC S. SPROTT Eric S. Sprott Chief Executive Officer

 EXHIBIT INDEX

99.1	Certificate of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.2	Certificate of the Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certificate of the Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.4	Certificate of the Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.
99.5	Annual Information Form of the Registrant dated March 27, 2013.
99.6

Audited financial statements of the Registrant and notes thereto and Auditors' Report thereon (incorporated by reference to Exhibit 99.1 of Registrant's Form 6-K filed with the Commission on March 27, 2013).

99.7

Management's Discussion and Analysis of the Registrant for the year ended December 31, 2012 dated March 27, 2013 (incorporated by reference to Exhibit 99.1 of Registrant's Form 6-K filed with the Commission on March 27, 2013).

99.8	Management's Report on Internal Control Over Financial Reporting
99.9	Attestation Report of Ernst & Young LLP
99.10	Consent of Ernst & Young LLP, independent auditors of the Registrant.

QuickLinks

ANNUAL INFORMATION FORM
AUDITED FINANCIAL STATEMENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS
CERTIFICATIONS
DISCLOSURE CONTROLS AND PROCEDURES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
NOTICE PURSUANT TO REGULATION BTR
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
FORWARD-LOOKING STATEMENTS
INTERACTIVE DATA FILE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX